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                        [JAMES I. LUNDY, III LETTERHEAD]






                               September 22, 2006
                     Via EDGAR and Facsimile at 202.772.9208

Mr. Christian N. Windsor
Ms. Kathryn McHale
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:      Harbor Bancshares Corporation
         Schedule 13E-3
         Filed May 2, 2006
         File No. 05-45264
         Amended Preliminary Proxy Statement on Schedule 14A
         Filed August 1, 2006
         File No. 000-20990

Dear Mr. Windsor and Ms. McHale:

         This letter includes the responses of Harbor Bankshares Corporation, Baltimore, Maryland ("Harbor"), to the staff's comments communicated by letter dated August 24, 2006 (the "Comment Letter"). I serve as special legal counsel to Harbor, and, in preparing this letter, have relied upon factual information and statements of intention provided by its management. The text of each of the comments numbered 1 though 6 has been reproduced below, followed by Harbor's response. Copies of the revised Schedule 13E-3 and Proxy Materials will be provided separately to facilitate your review. Page numbers referred to in the responses, below, refer to page numbers in those copies, which may not agree with EDGAR pagination.

         The "Statement to Accompany Response to Securities and Exchange Commission Comment Letter" of Harbor is enclosed.


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United States Securities and Exchange Commission
September 22, 2006
Page 2 of 4


Schedule 13E-3

1. We note your request that we reconsider our position that each officer and director be listed as a filing person. If you determine that the affiliates are not engaged in the transaction nor otherwise involved in the transaction other than as an officer or director, we will not object to their removal as filing persons. However, if you choose to remove the Directors and Officers as filing persons, please make sure to delete references thought the document to Directors and Officers as filing persons to avoid confusion.

Response.

Harbor has determined that the officers and directors of Harbor and the merger subsidiary are not engaged in the subject 13E-3 transaction within the meaning of Rule 13e-3(d), since no officer or director of either Harbor or the merger subsidiary will purchase or sell securities in, or in connection with, the proposed merger, and the role of each officer and director in the proposed merger is confined to actions taken by virtue of his or her position as a director or officer, or as an individual shareholder of Harbor voting common stock entitled to vote with respect to the proposed merger. Consistent with your comment, Harbor has amended its filing to remove the officers and directors as filing persons, and has deleted references in the documents to such persons as filing persons.

Background of the Merger Proposal, page 11

2. We note your response to prior comment 16 and reissue the comment. Please explain in greater detail how the board selected the $31.00 price per share and how it determined that this increased consideration was "consistent with the analysis of the financial advisor." For example, demonstrate how the new consideration offered is fair under an earnings derived valuation method, as described on page 20 and suggested by Danielson to be used as the primary basis for determining valuation. Similarly, we reissue prior comment 30.

Response.

Harbor has obtained an updated report from Danielson Associates, which establishes a fairness range of from $30.53 to $32.17 using the same methodology used in its report of December 8, 2005. The Board of directors reviewed this report at its meeting of September 13, 2006, and determined to again establish the price to be paid to shareholders cashed out in the merger at $31.00 per share, based upon this updated report. The report and the chronology of prices are described under the headings "Opinion of Financial Advisor," "Initial and Updated Opinion," "Updated Opinion," Initial Opinion," and "Price Adjustment since Initial Opinion Date" on pages 17 through 23 of amended proxy statement. Harbor has not provided the additional information requested in comment 2, since it now relies upon the updated opinion, which expressly addresses the consistency of the $31.00 price with the original methodology.

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United States Securities and Exchange Commission
September 22, 2006
Page 3 of 4



3. We note your disclosure about alternative transaction structures and reasons for the merger in response to our former comment 25, but we can not find an analysis of any negative aspects to the merger structure you have chosen. Therefore, we reissue comment 25.

Response.

In response to this comment, additional disclosure regarding advantages and disadvantages of the merger alternative has been added to the "Background of the Merger" section as the fourth bulleted paragraph on page 13.

Recommendation of the Board of Directors; Fairness of the Merger Proposal, page 15

4. We note from your response to comment 19 that the fact that the board is relying upon and adopting the analysis and conclusion of the Danielson Report to satisfy its obligations under Item 1014(b). However, it remains unclear whether the Danielson Report complies with the disclosure obligations of Item 1014(b). The fairness determination should address the factors included in the Instruction 2 to Item 1014 and , to the extent a factor was not considered relevant, should address why not. See Q&A 20 of Exchange Act Release No. 34-17719 (April 13, 1981). It does not appear that the Danielson Report addresses all of the factors. For example, the report addresses stock transactions only though the first nine months of 2005. Instruction 2 requires the fairness determination to address current market prices and stock purchases.

Response.

The Danielson Report and the description under the "Opinion of Financial Advisor" in the amended proxy statement are believed to comply with the reference requirements. The updated Danielson Associates report specifically refers to a review of historical, and now, current, prices (page 7 and Table 7 of that report).The last sentence of the first paragraph under the heading "Valuation Methods" on page 21 of the proxy statement notes that Danielson Associates determined that Harbor trading volume has been insufficient on which to base a valuation, and that, accordingly, Danielson Associates did not do so. The description under the bulleted paragraph headed "Stock Transactions" on page 22 has been expanded based upon the analysis and pricing information in Danielson's updated report. The inapplicability of other 1014(b) factors, including sales prices of similar companies, liquidation value, and discounted dividends analysis, are addressed under the heading "Valuation Methods" on page 21 of the amended proxy statement. The updated report does include a dividend discount analysis, and a price to book value analysis, but does not rely upon them for valuation, as described in the amended "Valuation Method" discussion beginning on page 21 of the proxy statement and the "Valuation" section beginning on page 6 of the updated Danielson Associates report.
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United States Securities and Exchange Commission
September 22, 2006
Page 4 of 4



Financial Effects of the Merger; Financing the Merger, page 24

5. We note your disclosure in response to comment 33 that you do not have any alternative financing arrangements but you did not address whether there are any material conditions to the financing arrangement with the bank. Please revise your disclosure to include any such conditions or disclose that there are none.

Response.

The proxy statement has been revised as requested. Please see the revised last two sentences of "Financial Effects of the Merger; Financing the Merger" on page 25 of the amended proxy statement.

Conduct of Harbor's Business after the Merger, page 27

35. We are unable to find the disclosure which addresses that certain of the company's reporting obligations will continue until 90 days after filing a Form 15; therefor, we reissue comment 36.

Response.

The proxy statement has been revised as requested. Please see the expanded and revised first paragraph under the heading "Conduct of Harbor's Business after the Merger" on page 28, "Suspension of Reporting Obligations" on page 24, and "No Further Reporting Obligations under the Exchange Act" on page 26 of the amended proxy statement.

         Please contact me if you require additional information. I can be reached at 202.349.7130, fax 202.318.4623, or email at JILundyIII@Verizon.net.

                                                  Very truly yours,

                                                  /s/ James I. Lundy, III
                                                  James I. Lundy, III
Enclosures

cc:      Harbor Bankshares Corporation
         Mr. Joseph Haskins, Jr.
         Chairman, President and Chief Executive Officer
         Mr. Teodoro J. Hernandez
         Vice President and Treasurer




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                             STATEMENT TO ACCOMPANY
                 RESPONSE TO SECURITIES AND EXCHANGE COMMISSION
                                 COMMENT LETTER

         Harbor Bankshares Corporation (the "Company") provides this statement in connection with its response of even date herewith to the comment letter dated August 24, 2006, from staff of the United States Securities and Exchange Commission (the "Commission") with respect to the Company's Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A (the "filings").

         As requested by the Commission in the referenced comment letter, the Company hereby acknowledges the following:

         1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

         2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HARBOR BANKSHARES CORPORATION.

By: /s/ Joseph Haskins, Jr.
    ---------------------------
    Joseph Haskins, Jr.
    Chairman, President, and Chief Executive Officer

  Date: September 22, 2006

By:  /s/ Teodoro J. Hernandez
    ---------------------------
    Teodoro J. Hernandez
    Vice President and Treasurer



  Date: September 22, 2006